Law Offices of DT Chisolm, P.C.

11508 H-236 Providence Road

Charlotte, NC 28277

July 6, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:	Global X Funds (“Trust”) File Nos. 333-151713, 811-22209 Post-Effective Amendment No. 74

Ladies and Gentlemen:

Included herewith for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, is one copy of Post-Effective Amendment No. 74 to the Trust’s Registration Statement on Form N-1A (“Amendment”). The Amendment is being filed for the purpose of changing the investment objective, strategies and name of a series to the Trust.

No fee is required in connection with this filing. If you have any questions relating to this filing, please do not hesitate to contact me at (704) 806-2387.

Sincerely,

/s/ Daphne Tippens Chisolm